SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




            RYANAIR FILES MONOPOLY ABUSE CASE AGAINST BAA PLC

Ryanair Holdings plc today (22 July 2004) announced that it had filed documents this morning at the High Court in London alleging monopoly abuse of fuel levies by BAA plc, dominant operators of London airports and owners of London Stansted airport.

The BAA at Stansted built a fuel hydrant system in 1991 at an alleged cost of GBP12.5m. BAA introduced a fuel levy charge, which was designed to recoup this cost. Since then, the BAA has given repeated undertakings in writing that this levy will be eliminated when the capital costs were recovered. BAA have broken these agreements and to date BAA Stansted has, in a 14 year period, recovered over GBP34m in fuel levies, three times the original cost.

Ryanair has a long history of opposing anti consumer charges by dominant or monopoly airports. If there was competition between the three BAA owned London airports, this fuel levy scam would not exist.

We look forward to the Courts ending this price gouging by a dominant airport operator on both low fare airlines and their passengers.

The company has for the past 12 months sought to negotiate reductions in the fuel levy at London Stansted airport, which has resulted in overcharging for many years.

Commenting on this rip off fuel levy, Howard Millar, Chief Financial Officer of Ryanair said:

        "We can no longer allow the BAA to continue to charge GBP5m per annum in fuel levies to recoup the cost of a fuel hydrant system that was built 14 years ago for GBP12.5m. The hydrant system has been paid for three times over and accordingly the fuel levy is a rip off overcharge. Arising from this legal action filed today, we anticipate a substantial reduction in the fuel levy in the order of GBP4m per annum.

        The company's existing airport charges agreement, which ends in 2007, will not be impacted by this legal action. The company's payments are current and until the rip off levy has been reduced, we will not agree to any increased charges at London Stansted airport."

For further information please contact:

Howard Millar                 Pauline McAlester
Ryanair Holdings plc          Murray Consultants
Tel: 353 1 8121212            Tel: 353 1 6633332





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 July, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director